[KongZhong Corporation Letterhead]

August 7, 2008

Via Facsimile and EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549
United States of America
Facsimile: +1-202-772-9210

Re:	KongZhong Corporation Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (File No. 000-50826)

Dear Ms. Collins:

KongZhong Corporation (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated August 1, 2008, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 19, 2008. We wish to thank you and the other members of the Staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company expects that it will be in a position to provide a response to the Staff’s comments by August 29, 2008, and would be grateful if the Staff could accommodate the Company in this regard.

Ms. Collins	-2-

Thank you again for your time. Please feel free to contact me at (+86-10) 8857-6000 with any questions you may have.

Very truly yours,

/s/ SUN Hanhui
SUN Hanhui
Chief Financial Officer

cc:	Robert Chu Ling Li Jing Wang (Sullivan & Cromwell LLP)

Taylor Lam Stephanie Leung (Deloitte Touche Tohmatsu CPA Ltd.)